UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-198459

333-198459

CARRIZO OIL & GAS, INC.*

(Exact name of registrant as specified in its charter)

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

(281) 589-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.250% Senior Notes due 2023

8.250% Senior Notes due 2025

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.250% Senior Notes due 2023: 59 holders

8.250% Senior Notes due 2025: 41 holders

* Pursuant to the Agreement and Plan of Merger, dated as of July 14, 2019 (as amended), by and between Callon Petroleum Company, a Delaware corporation (“Callon”), and Carrizo Oil & Gas, Inc. (“Carrizo”), Carrizo merged with and into Callon (the “Merger”) on December 20, 2019, with Callon surviving the Merger. Callon is Carrizo’s successor-in-interest as a result of the Merger.

Pursuant to the requirements of the Securities Act of 1934, Callon, as successor-in-interest to Carrizo as a result of the Merger, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2019	CALLON PETROLEUM COMPANY (as successor-in-interest to Carrizo Oil & Gas, Inc.)

	By:	/s/ Michol L. Ecklund
	Name:	Michol L. Ecklund
	Title:	Senior Vice President, General Counsel and Corporate Secretary